UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 ZIPLINK, INC.
                                  ------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  989741 10 3
                                 --------------
                                 (CUSIP Number)

                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [  ]  Rule 13d-1(b)
         [  ]  Rule 13d-1(c)
         [x]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Zachs Family Limited Partnership Number One

2.       Check the Appropriate Box if a Member of a Group*
                                  (a) [  ]
                                  (b) [  ]

3.       SEC Use Only


4.       Citizenship or Place of Organization
         Connecticut

                 5.  SOLE VOTING POWER
   NUMBER OF         6,839,002
     SHARES
  BENEFICIALLY
    OWNED BY     6. SHARED VOTING POWER
      EACH          None
   REPORTING
     PERSON
      WITH

                 7.  Sole Dispositive Power
                     6,839,002


8.       Shared Dispositive Power
                  None

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         6,839,002

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                  [  ]


11.      Percent of Class Represented by Amount in Row (9)
         53.7% based upon 12,737,361 outstanding shares at November 5, 1999 as reported in the issuer's 10Q dated November 12, 1999 and filed with the Securities and Exchange Commission.

12.      Type of Reporting Person
         PN

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Henry M. Zachs

2.       Check the Appropriate Box if a Member of a Group*
                          (a) [  ]
                          (b) [  ]

3.       SEC Use Only


4.       Citizenship or Place of Organization
         U.S.


                 5.  SOLE VOTING POWER
   NUMBER OF         75,989
     SHARES
  BENEFICIALLY
    OWNED BY     6. SHARED VOTING POWER
      EACH          6,839,002 (This number reflects shares owned by Zachs Family
   REPORTING        Limited Partnership Number One (the "Partnership"). Henry M.
     PERSON         Zachs and Eric M. Zachs are the sole general partners of the
      WITH          Partnership  and  share the  power to vote the  shares  held thereby.)

                 7.  Sole Dispositive Power
                     75,989

8.       Shared Dispositive Power
         6,839,002 (This number reflects shares owned by the Partnership.  Henry
         M. Zachs and Eric M. Zachs are the sole general partners of the Partnership and share dispositive power over the shares held thereby.)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         6,914,991  (This  number  includes   6,839,002   shares  owned  by  the
         Partnership of which Henry M. Zachs is a general partner.)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                      [  ]


11.      Percent of Class Represented by Amount in Row (9)
         54.3% based upon 12,737,361 outstanding shares at November 5, 1999 as reported in the issuer's 10Q dated November 12, 1999 and filed with the Securites and Exchange Commission.

12.      Type of Reporting Person
         IN

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Eric M. Zachs

2.       Check the Appropriate Box if a Member of a Group*
                                   (a) [  ]
                                   (b) [  ]

3.       SEC Use Only


4.       Citizenship or Place of Organization
         U.S.

                 5  SOLE VOTING POWER
   NUMBER OF         75,989
     SHARES
  BENEFICIALLY
    OWNED BY     6  SHARED VOTING POWER
      EACH          6,839,002 (This number reflects shares owned by Zachs Family
   REPORTING        Limited Partnership Number One (the "Partnership").  Eric M.
     PERSON         Zachs and Henry M. Zachs are the sole  general  partners  of
      WITH          the  Partnership and share the power to vote the shares held thereby.)

                 7  Sole Dispositive Power
                     75,989

8.       Shared Dispositive Power
         6,839,002 (This number reflects shares owned by the Partnership.  Eric
         M. Zachs and Henry M. Zachs are the sole general partners of the Partnership and share dispositive power over the shares held thereby.)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         6,914,991  (This  number  includes   6,839,002   shares  owned  by  the
         Partnership of which Eric M. Zachs is a general partner.)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                     [  ]


11.      Percent of Class Represented by Amount in Row (9)
         54.3% based upon 12,737,361 outstanding shares at November 5, 1999 as reported in the issuer's 10Q dated November 12, 1999 and filed with the Securites and Exchange Commission.

12.      Type of Reporting Person
         IN

-------------------------------------------------------------------------------
Item 1(a)         Name of Issuer:  ZipLink, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  900 Chelmsford Street, Tower One, 5th Floor
                  Lowell, Massachusetts 01851

Item 2(a)         Name of Person Filing:
                  See Item 1 of cover pages attached hereto.

Item 2(b)         Address or Principal Business Office or, if none, Residence:
                  40 Woodland Street, Hartford, Connecticut 06105

Item 2(c)         Citizenship:
                  See Item 4 of cover pages attached hereto.

Item 2(d)         Title of Class of Securities:
                  Common  Stock,  par  value  $.001 per  share  Item 2(e)  CUSIP
Number:
                  989741 10 3

Item 3 This statement is not filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c).

Item 4            Ownership:
         (a) Amount Beneficially Owned: See Item 9 of cover pages attached hereto. (b) Percent of Class: See Item 11 of cover pages attached hereto. (c) Number of Shares as to Which Such Person Has: (i) Sole power to vote or direct the vote: See Item 5 of cover pages attached hereto. (ii) Shared power to vote or direct the vote: See Item 6 of cover pages attached hereto. (iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover pages attached hereto. (iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover pages attached hereto.

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.
Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by Parent Holding
                  Company:

                  Not applicable.
Item 8            Identification and Classification of Members of the Group:
                  Not applicable.

Item 9            Notice of Dissolution of Group:
                  Not applicable.

Item 10           Certification:
                  Not applicable

                                   SIGNATURE
         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000

                                   Zachs Family Limited Partnership Number One

                                          By: /s/Henry M. Zachs
                                        Name:    Henry M. Zachs
                                       Title:   General Partner

                                          By: /s/Eric M. Zachs
                                        Name:    Eric M. Zachs
                                       Title:   General Partner




                                           /s/Henry M. Zachs
                                              Henry M. Zachs


                                          /s/Eric M. Zachs
                                             Eric M. Zachs

                                                                  EXHIBIT A

                                JOINT AGREEMENT


     The undersigned, Zachs Family Limited Partnership Number One, Henry M. Zachs and Eric M. Zachs, hereby agree that the Schedule 13G to which this
Exhibit is appended is filed on behalf of each of the undersigned. Zachs Family Limited Partnership Number One

                                                 By: s/Henry M. Zachs
                                               Name: Henry M. Zachs
                                              Title: General Partner

                                                 By: s/Eric M. Zachs
                                               Name: Eric M. Zachs
                                              Title: General Partner

                                               /s/Henry M. Zachs
                                                  Henry M. Zachs

                                               /s/Eric M. Zachs
                                                  Eric M. Zachs